United States Securities and Exchange Commission
 Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
COACH, INC.

2.	Name of person relying on exemption:
THE HUMANE SOCIETY OF THE UNITED STATES (HSUS)

3.	Address of person relying on exemption:
1255 23rd St NW, Washington, DC 20037

4.	Written materials:
The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made in the interest of public disclosure and consideration of these important issues.

PLEASE NOTE: HSUS is not asking for and cannot accept your proxy card.
Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.

Subject:
Line-by-line response to the Board of Directors’ statement opposing the shareholder proposal requesting that Coach disclose to shareholders what risks it may face from its continued sale of products made from real animal fur.

Date:	September 30, 2017

Contact:	P.J. Smith, The Humane Society of the United States
(301) 366-6074 or pjsmith@humanesociety.org

Dear Coach Shareholders,

This filing refers to the statement of opposition published by Coach’s Board of Directors, opposing the shareholder proposal submitted by The Humane Society of the United States asking for a disclosure of risks related to Coach’s sale of products made from real animal fur.

As detailed below, the Board’s opposition statement is misleading, irrelevant and in some places, lacking in logic. For example, the statement is rife with contradictory language that would have shareholders believe the Company has already conducted the risk analysis requested by the Proposal—while at the same asserting that disclosing that analysis would be burdensome.

As well, the Board’s statement is replete with (and in fact seems to revolve around) information regarding the Company’s animal welfare policies—when in fact, Coach’s policies do not cover wild animals raised and killed for fur and the Proposal does not request disclosure about animal welfare policies. Rather, the Proposal requests disclosure of business risks associated with a certain material (and while some of those risks may pertain to animal welfare, other risks pertain to consumer perception, regulatory compliance and more—as detailed below).

To identify the specific areas where the Board confuses or misrepresents the issues, below is its opposition statement, section-by-section (bolded), with the proponent’s responses following. Thank you for your consideration. Should you have any questions please don’t hesitate to contact me.

Sincerely,

P.J. Smith
Sr. Manager of Fashion Policy,
The Humane Society of the United States

“The Board has given careful consideration to this proposal and has concluded that the adoption of this resolution is not in the best interest of Coach, Inc. (“Coach” or the “Company”) or its stockholders. As described below, The Company has extensive disclosures regarding the materials used in its products, its policies and practices regarding animal welfare and risks facing the Company. Devoting resources towards preparing additional disclosure is unnecessary and would be inefficient use of Company resources.”

First, it’s important to point out that the proponent’s Proposal narrowly asks Coach to disclose but one thing: business risks associated with its sale of fur; and the Proposal’s supporting statement focuses entirely on those business risks. Just to provide more context about how strong those risks are: a majority of voters in Massachusetts—a cold-weather state with the third-highest median income in the nation—indicated in a recent poll that they feel so strongly against the use of fur, they believe that even selling it ought to be made a criminal act; two U.S. cities have already passed legislation banning the sale of fur products; and India—the second most populated country in the world—has banned fur imports.

In light of these risks—and the Proposal’s narrow focus—this statement from Coach is grossly misleading. Whatever its other disclosures regarding materials, animal welfare policies or any other risks may be, the Company has nowhere disclosed what business risks it faces from selling real animal fur. Thus, the disclosure requested by the Proponent would be new and not, as the Company would lead shareholders to believe with this statement, duplicative.

“Coach is a leading New York-based house of modern luxury accessories and lifestyle brands. Coach’s product offerings include handbags, women’s and men’s accessories, footwear, jewelry, wearables, sunwear, watches and fragrance and use a broad range of high quality leathers, fabrics and materials.”

This statement is, of course, irrelevant to the Proposal.

“Materials of animal origin used in Company products are primarily byproducts of the meat industry; however, the Company does use animals that are not considered animal byproducts in a small portion of its products.”

This statement is grossly misleading. Let’s look at the Company’s use of the word “primarily” here. Coach’s primary material “of animal origin” is leather; so if the Company considers leather a byproduct of the meat industry, then yes, its “materials of animal origin” are “primarily” byproducts. But that’s a gross misrepresentation of the facts, as this statement pertains to leather and not fur—the latter of which is the Proposal’s narrow focus and not a byproduct of the meat industry. As the Company already knows this basic fact, its statement seems intended to create confusion among shareholders by lumping animal fur in with other animal-based materials that may be by-products of the meat industry.

“Each of the Company’s brands is led by a design team that is responsible for conceptualizing and directing the design of all products. The Company’s designers are supported by strong merchandising teams that analyze sales, market trends and consumer preferences to help create a globally relevant product assortment that meets customer expectations.”

This statement is quite telling and in fact supports the proponent’s Proposal—no matter how it’s interpreted. Indeed, either the statement 1) admits that the Company has already conducted the risk analysis requested by the Proposal—in which case, why not disclose that analysis?, or 2) admits that the Company has not conducted the risk analysis requested by the Proposal.

1.	Interpretation one: Coach has already conducted the requested analysis
If the Company’s intention in describing the ways its merchandising teams analyze market trends is to imply that it’s already conducted the analysis the Proposal seeks disclosure on, then the natural question would be: why not disclose that analysis, if the Company has already conducted it?

2.	Interpretation two: Coach has not conducted the requested analysis
The statement specifies that the Company analyzes sales, market trends, and consumer preferences—but omits any mention of the one analysis the Proposal asks for: business risks associated with the use of fur. If this second interpretation is the correct reading of Coach’s statement, then indeed, it reads as an admission that the Company has not performed the analysis requested by the Proposal. The natural question then is: why not?

“The selection of the materials to be used in products is an integral part of the Company’s business and a fundamental aesthetic choice of the design teams.”

The proponent agrees, of course. And given that the selection of materials is indeed an integral part of the Company’s business, an analysis of risks associated with that selection strikes the proponent as a reasonable disclosure to request.

“Management’s ability to continue to make decisions regarding material selection is necessary to the operations of Company’s day-to-day business and the success of its products.”

This is irrelevant and misleading, as the Proposal in no way seeks to limit management’s ability to make decisions. In fact, it merely asks the Company to disclose important business risks—not to change its policy, practice or decision-making process.

“Coach is committed to high standards of animal welfare and has adopted principles and practices that require animals in its supply chain to be treated with care and respect. As disclosed in its latest Annual Report on Form 10-K and its Corporate Responsibility Report for fiscal year 2016, Coach requires its raw material suppliers, independent manufacturers and licensing partners to achieve and maintain high quality standards, which are reviewed through regular internal and external third party compliance audits.”

Coach’s policies and practices with regard to animal welfare are not the point of the Proposal. Indeed, there are business risks associated with selling real animal fur that extend beyond animal welfare in the Company’s supply chain.

There are, for example, regulatory risks associated with selling fur that could impact the Company’s business operations:

•	West Hollywood and Berkeley, California have made it illegal to sell fur citywide.
•	As mentioned above, recent polling found that a majority of Massachusetts voters think selling fur should be illegal statewide.

•	India has banned fur imports, and the United Kingdom, The Netherlands, Austria, Czech Republic and Croatia have banned fur farming.
•
Leghold traps used to catch wild animals for the fur trade have been banned or heavily restricted in more than a hundred countries, as well as in Washington, California, Colorado, Hawaii, Florida, Rhode Island, Massachusetts, and New Jersey.

•
False labeling and advertising of fur garments continues to plague retailers and brands, and the Federal Trade Commission has taken action for misrepresenting real animal fur. On top of that, fur labeling laws differ by country. As just one example: while the U.S. requires fur garments to be labeled and advertised with the species and country of origin, Switzerland goes a step further and requires fur labels and advertisements to mention if the animal was raised in wire-bottom cage or trapped in the wild.

There are also environmental risks associated with the use of fur:

•	Due to the high concentration of animals on fur factory farms, waste runoff can pollute soil and waterways.
•	During the fur tanning and dying process, various carcinogenic chemicals, like chromium and formaldehyde, are used and can be extremely toxic to the environment and hazardous to human health.
•	Italy’s Ministry of Health ordered several children’s garments with fur trim to be pulled from shelves due to the presence of residual chemicals.
•	Advertising standards committees in Denmark, Holland, Finland and Italy have ruled that advertising fur as environmentally friendly is “false and misleading.”
•	Animals caught with traps in the wild may include threatened and endangered species such as the gray wolf, lynx and bald eagle, and other non-target animals including pets.

And there are other risks associated with using real fur:

•
YOOX Net-a-Porter, the $2 billion online luxury retailer for Coach and other brands, for example, recently banned all fur from its site. As more retailers continue to go fur-free, Coach may find a decreased market for fur products.

•	Retailers—including Saks Fifth Avenue, Neiman Marcus, Nordstrom, Lord & Taylor and Dillard’s—have banned certain species sourced for fur.
•	Opinion polls from a number of European countries have consistently demonstrated that the majority of citizens consider breeding animals for fur unacceptable.

These are just a few of the potential risks associated with selling animal fur, yet Coach’s opposition statement focuses only on animal welfare—but one of those risks.

“Coach has also adopted a Supplier Code of Conduct and Animal Welfare Policy, both of which are publicly available at http://www.coach.com/governance-document.html. These policies set forth requirements and expectations for the ethical treatments of all animals in Coach’s supply chain.”

As noted above, reducing the risks of using fur to those associated with animal welfare represents an incomplete assessment of said risks. However, since the Company has chosen to invoke its animal welfare standards in its opposition statement, the proponent feels compelled to address those standards—and how they do not, in fact, minimize the animal welfare risks associated with using fur.

As background, Coach’s Animal Welfare Policy and Supplier Code of Conduct rely on a variation of the “Five Freedoms” of animal welfare—a 1960s philosophy from the United Kingdom about how domesticated farm animals ought to be treated. The Five Freedoms are intended to ensure that animals have: 1) freedom from hunger and thirst; 2) freedom from discomfort; 3) freedom to express normal behavior; 4) freedom from pain, injury or disease; and 5) freedom from fear and distress.

However, the Five Freedoms were never intended to cover undomesticated animals (e.g. foxes, mink and raccoon dogs), and simply cannot be provided to wild animals farmed or caught for their fur—making Coach’s use of the standard misleading. Coach is fully aware that it is nearly impossible to guarantee these freedoms and still offer real animal fur. To whit:

1.	Freedom from hunger and thirst, by ready access to fresh water and a diet for full health and potency.

Coach’s fur products either come from animals raised and killed on fur factory farms or trapped in the wild. Animals trapped in the wild for their fur are caught using steel leg-hold traps, which immobilize animals until trappers come to kill and collect them. These animals may languish in traps for days or weeks, during which time it is impossible to guarantee access to food or water. And animals on fur farms often have food restricted in preparation for breeding or slaughter.

2.	Freedom from discomfort by providing an appropriate living environment.

For Coach’s products containing fur from farmed animals, this standard is most often not met. Foxes, mink and other animals are locked in barren, cramped wire-bottom cages—hardly an “appropriate living environment” for wild animals. In addition to the constant discomfort this causes, handling and slaughter procedures cause further stress and discomfort. Coach’s products using fur from wild-caught animals also do not meet this standard—as extreme pain and discomfort are caused by the trapping process, where animals are clutched in steel leg-hold traps that, as described above, hold animals for days or weeks before the trapper returns. Animals will often chew off their own limbs to escape these traps, and again, are deprived of food and water during this time. Clearly, discomfort is the norm, not the exception, in both instances.

3.	Freedom to express normal behavior, by providing sufficient space, and proper facilities.

The small, barren cages used to house wild animals on fur farms do not allow the animals to engage in their normal behaviors, such as: swimming, climbing, running, digging, hunting, foraging, ranging or dispersing. Maternal deprivation and social stress also result from abrupt early weaning, isolation in individual housing, aggression in group housing, and the close proximity of socially dominant animals. It’s simply impossible to provide wild animals the ability to engage in their normal behaviors when they’re locked in barren cages or held using leg-hold traps—as is the case at Coach’s fur suppliers.

4.	Freedom from pain, injury or disease, by prevention or rapid diagnosis and treatment.

On fur farms, common problems include fur-chewing, injuries (both self-inflicted and from other animals), high levels of infant mortality, deformities (i.e. bent feet), difficulty moving, and diarrhea. Sick or injured animals tend to go untreated because of costs, and the sheer numbers of animals raised on these fur farms make daily diagnosis of all animals nearly impossible. As stated above, wild-caught animals experience high levels of pain and injury when caught in traps. And in both cases, animals are killed—in the wild, either by drowning, stomping, shooting or neck-breaking (all of which are painful and injurious) and on fur farms, often by anal or genital electrocution or by being skinned alive (both of which are painful and injurious).

5.	Freedom from fear and distress, by providing conditions and treatment that avoid mental suffering or undue physical duress.

Fear and distress are major welfare problems for animals on fur farms, because wild animals are undomesticated and live in constant fear of humans. In the wild, once trapped, animals live in constant fear, since they are often held in open spaces where they can be attacked by other animals—not to mention the distress caused by having one’s limb clamped in a steel trap.

What’s above is the briefest possible discussion of the ways in which the “Five Freedoms” touted by Coach are impossible to meet when farming or trapping animals for fur. Lastly, it’s important to note that, regardless, Coach’s animal welfare policy does not make any requirements for audits or enforcement.

In summation on this point: Coach’s attempt to reduce the animal welfare risks associated with selling real fur represents a misrepresentation and incomplete view of those risks and, regardless, Coach’s animal welfare policies are grossly misleading themselves, as they are impossible to adhere to due to the nature of using wild animals for fur production.

“Coach also works to source materials from countries that have well-established and enforced legislation covering animal welfare. The information included in the Company’s Corporate Responsibility Report, Annual Report on Form 10-K, Supplier Code of Conduct and Animal Welfare Policy is not incorporated by reference into this Proxy Statement.”

With regard to the specific disclosure requested by the Proposal, this statement is vague and essentially meaningless. First, for Coach to state that it “works” to source materials under certain standards does not mean, of course, that the Company does source such materials—let alone that it only sources such materials. Second, “well-established and enforced legislation covering animal welfare” does not specifically address animals raised for fur since countries can have animal welfare laws that do not cover fur-bearing animals. And third, as noted above, the business risks associated with selling fur extend beyond those related to animal welfare.

“The Company’s management team, who are involved in the day-to-day operations of designing, sourcing and selling Company products, have made careful and informed decisions regarding the risks facing the Company. These risks are assessed on a regular basis and disclosed to stockholders in accordance with Securities and Exchange Commission (SEC) rules and guidance. The Company adheres to the SEC requirements of Regulation S-K, Item 503(c) and discloses the most significant risks facing the company to stockholders in a concise and logically organized manner that reflect the specific risks of the company. Coach’s Annual Report on Form 10-K contains fulsome disclosure on risks with respect to its use of various materials in the Company’s products, including risks regarding demand for products, availability of raw materials, change in consumer preferences and ensuring the continued high standards of Coach’s third party partners.”

This statement from Coach seems intended to again give shareholders the impression that the Company has already analyzed those risks of which the Proposal seeks disclosure. If that is the case, then it seems reasonable to ask—as the Proposal does—that the Company simply disclose that analysis.

“The Board has carefully considered the stockholder proposal and, for the reasons described above, believes that additional disclosure requested by the stockholder proposal would be largely duplicative…”

The disclosure requested by the Proposal simply cannot be viewed as “duplicative” as, in fact, the Company has no disclosures whatsoever of the nature requested.

“…and not enhance the Company’s existing disclosures or policies and practices regarding animal welfare. Devoting resources for additional disclosure would be inefficient and not in the best interest of the Company or the Company’s stockholders.”

To be clear, again, the Proposal does not seek disclosure on animal welfare policies or practices, but rather on the business risks of selling a certain product.

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We hope you will vote FOR the shareholder proposal on the Company’s proxy statement.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy and the registrants will not accept proxies if sent. The registrants urge shareholders to vote for the proposals discussed in this communication following the instruction provided on the management’s proxy mailing.  The cost of this communication is being borne entirely by the registrants.